Terms Supplement No. 2 dated January 12, 2007
To Prospectus Supplement and Prospectus dated July 1, 2005 and
Product Supplement No. 1 dated December 29, 2006	Filed pursuant to Rule 433
relating to the Eksportfinans ASA U.S. Medium-Term Note Program	Registration Statement No. 333-124095
EKSPORTFINANS ASA
Four Offerings of Reverse Convertible Notes
due January 31, 2008
Key Terms

Issuer:	Eksportfinans ASA

Issuer rating:	Aaa (Moody’s)/AA+ (Standard & Poor’s)/AAA (Fitch)

Specified Currency:	U.S. dollars

Agent:	IXIS Securities North America Inc. 9 West 57th St. New York, New York 10019

Agent acting in the capacity as:	Principal

Offerings:	This prospectus relates to four separate offerings of securities (the Securities). Each Security offered is linked to one, and only one, Reference Share. The Reference Shares are set forth in the table below. You may participate in any of the four Securities offerings or, at your election, in two or more of the offerings. This prospectus does not, however, allow you to purchase a Security linked to a basket of some or all of the Reference Shares described below.

								Share
	Relevant Exchange	Interest Rate per		Initial Reference	Aggregate Face			Redemption
Reference Share	(Ticker symbol)	annum	Knock-In Level	Level	Amount	CUSIP No.	ISIN	Amount
Energy Conversion Devices, Inc.	NASDAQ (ENER)	18.5%	75%	[●]	[●]	28264QES9	US28264QES93	[●]
Palm, Inc.	NASDAQ (PALM)	15.5%	80%	[●]	[●]	28264QER1	US28264QER11	[●]
Rowan Companies, Inc.	NYSE (RDC)	13.0%	80%	[●]	[●]	28264QEQ3	US28264QEQ38	[●]
Rambus Inc.	NASDAQ (RMBS)	23.5%	80%	[●]	[●]	28264QEP5	US28264QEP54	[●]

Interest Rate:	As indicated in the table per annum, payable monthly in arrears in 12 equal payments on each of [●] (each an Interest Payment Date).

Redemption Amount:	The Redemption Amount payable on the Maturity Date in respect of each $1,000.00 face amount will be:

● if the official closing price quoted by the Relevant Exchange for the relevant Reference Share has not been below the Knock-In Level on any Trading Day during the period from the Trade Date up to and including the Determination Date (the Knock-In Level Trigger), as determined by the calculation agent in its sole discretion, a cash payment of $1,000.00 (i.e. 100.00% of the face amount), or

●	if the Knock-In Level Trigger has occurred, (a) a cash payment of $1,000.00 (i.e. 100.00% of the face amount), if the Final Reference Level on the Determination Date is equal to or greater than the Initial Reference Level, as determined by the calculation agent in its sole discretion, or (b) a number of Reference Shares equal to the Share Redemption Amount, if the Final Reference Level on the Determination Date is less than the Initial Reference Level.

Initial Reference Level:	As indicated in the table above, which will be the official closing level of the Reference Shares on the Trade Date.

Final Reference Level:	As indicated in the table above, which will be official closing level of the Reference Shares on the Determination Date.

Knock-In Level:	As indicated in the table above as a percentage of the Initial Reference Level.

Share Redemption Amount:	A number of Reference Shares per note that you hold, as indicated in the table above which number of shares is equal to the $1,000.00 face amount of the note divided by the Initial Reference Level. You will receive cash in lieu of fractional shares in an amount equal to the fractional share amount multiplied by the Final Reference Level.

Trade Date:	January 26, 2007

Original Issue Date:	January 31, 2007

Determination Date:	January 28, 2008

Maturity Date†:	January 31, 2008

Denomination:	Minimum denominations of $1,000.00 and integral multiples thereof.

Calculation agent:	IXIS Derivatives Inc. 9 West 57th St., 35th Floor Attn: General Counsel Telephone No.: +1 212 891 6137 Fascimile No.: +1 212 891 1922

†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at maturity” in the accompanying product supplement no. 1.

Investing in the notes involves a number of risks. See “Risk factors” beginning on page PS-9 of the accompanying product supplement no. 1 and beginning on page S-4 in the accompanying prospectus supplement.

	Price to Public	Fees and Commissions	Proceeds to Us

Per note	$[●]	$[●]*	$[●]
Total	$[●]	$[●]*	$[●]

*	See “Supplemental plan of distribution” below.

     You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.
     The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
IXIS Securities North America Inc.
     Eksportfinans ASA has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Eksportfinans ASA has filed with the SEC for more complete information about Eksportfinans ASA and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Eksportfinans ASA, any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 1 and this term sheet if you so request by calling toll-free 866-369-6147.

Additional terms specific to the notes
     You should read this term sheet together with the prospectus dated July 1, 2005, as supplemented by the prospectus supplement dated July 1, 2005 relating to our medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 1 dated December 29, 2006. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk factors” in the accompanying product supplement no. 1, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.
     You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):
http://www.sec.gov/Archives/edgar/data/700978/000115697306001446/u51278e424b2.htm
     Our Central Index Key, or CIK, on the SEC Web site is 700978. As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Eksportfinans ASA.
Selected risk considerations
     An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Shares. These risks are explained in more detail in the “Risk factors” section of the accompanying product supplement no. 1 dated December 29, 2006.

Hypothetical examples of amounts payable at maturity
     The following tables set out the total return to the Maturity Date of a note, based on the assumptions outlined below and several variables, which include (a) whether the Knock-In Level Trigger has occurred and (b) several hypothetical closing prices for the Reference Shares on the Determination Date or at any time during the life of the notes. These figures are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the effect that various hypothetical Reference Share values could have on the Redemption Amount, assuming all other variables remain constant.
     The information in the tables reflects hypothetical rates of return on the notes assuming they are purchased on the Original Issue Date and held to the Maturity Date. If you sell your notes prior to the Maturity Date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below. For a discussion of some of these factors, see “Risk factors” beginning on page PS-9 of the accompanying product supplement no. 1.
     The tables below assume no Market Disruption Event, Adjustment Event or Settlement Disruption Event occurs. Also, the hypothetical rates of return shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to the notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the Reference Shares.
     The market price of each of the Reference Shares has been volatile in the past, and their performance cannot be predicted for any future period. The actual performance of the Reference Shares over the life of the notes, as well as the Redemption Amount payable, may bear little relation to the hypothetical return examples set forth below or to the historical price of the Reference Shares set forth elsewhere in this pricing supplement. For information about the price of the Reference Shares during recent periods, see “The Reference Shares” below.
     If the official closing price quoted by the Relevant Exchange never falls below the Knock-In Level on any Trading Day during the period from the Trade Date up to and including the Determination Date, or if the Final Reference Level on the Determination Date is equal to or greater than the Initial Reference Level, the Redemption Amount will be paid in cash.
     By contrast, if the official closing price of the Reference Shares quoted by the Relevant Exchange is less than the corresponding Knock-In Level on any Trading Day during the period from the Trade Date up to and including the Determination Date, and the Final Reference Level is less than the corresponding Initial Reference Level, the Redemption Amount payment on the Maturity Date will be made in the Reference Shares (with fractional shares paid in cash).
Energy Conversion Devices, Inc.
     The following examples illustrate the rate of return on the notes for a range of hypothetical Final Reference Levels on the Determination Date, assuming a hypothetical Initial Reference Level of 32.50 and a hypothetical Knock-In Level of 24.375. In these examples, the Knock-In Level Trigger never occurs during the life of the notes. In each example, the Redemption Amount is paid in cash.

		12 Monthly
Assumed Closing Price	Value of	Interest	Total Return
of Reference Shares	Payment at	Payments
on Determination Date	Maturity	(Total)	$	%
Greater than: $32.50	$1,000.00	$185.00	$1,185.00	18.5000%
$32.50	$1,000.00	$185.00	$1,185.00	18.5000%
$29.79	$1,000.00	$185.00	$1,185.00	18.5000%
$27.08	$1,000.00	$185.00	$1,185.00	18.5000%
$24.39	$1,000.00	$185.00	$1,185.00	18.5000%

     The following examples illustrate the rate of return on the notes for a range of hypothetical Final Reference Levels on the Determination Date, assuming a hypothetical Initial Reference Level of 32.50 and a hypothetical Knock-In Level of 24.375. In these examples, the Knock-In Level Trigger occurred at some point during the life of the notes.

		12 Monthly
Assumed Closing Price	Value of	Interest	Total Return
of Reference Shares	Payment at	Payments
on Determination Date	Maturity	(Total)	$	%
Greater than: $32.50	$1,000.00	$185.00	$1,185.00	18.500%
$32.50	$1,000.00	$185.00	$1,185.00	18.500%
$29.25	$900.00	$185.00	$1,085.00	8.500%
$26.00	$800.00	$185.00	$985.00	-1.500%
$22.75	$700.00	$185.00	$885.00	-11.500%
$15.60	$600.00	$185.00	$785.00	-21.500%
$13.00	$500.00	$185.00	$685.00	-31.500%
$6.24	$400.00	$185.00	$585.00	-41.500%
$4.68	$300.00	$185.00	$485.00	-51.500%
$1.25	$200.00	$185.00	$385.00	-61.500%
$0.62	$100.00	$185.00	$285.00	-71.500%
$0.00	$0.00	$185.00	$185.00	-81.500%
Palm, Inc.

     The following examples illustrate the rate of return on the notes for a range of hypothetical Final Reference Levels on the Determination Date, assuming a hypothetical Initial Reference Level of 13.02 and a hypothetical Knock-In Level of 11.136. In these examples, the Knock-In Level Trigger never occurs during the life of the notes. In each example, the Redemption Amount is paid in cash.

		12 Monthly
Assumed Closing Price	Value of	Interest	Total Return
of Reference Shares	Payment at	Payments
on Determination Date	Maturity	(Total)	$	%
Greater than: $13.92	$1,000.00	$155.00	$1,155.00	15.5000%
$13.92	$1,000.00	$155.00	$1,155.00	15.5000%
$12.99	$1,000.00	$155.00	$1,155.00	15.5000%
$12.06	$1,000.00	$155.00	$1,155.00	15.5000%
$11.15	$1,000.00	$155.00	$1,155.00	15.5000%

     The following examples illustrate the rate of return on the notes for a range of hypothetical Final Reference Levels on the Determination Date, assuming a hypothetical Initial Reference Level of 13.02 and a hypothetical Knock-In Level of 11.136. In these examples, the Knock-In Level Trigger occurred at some point during the life of the notes.

		12 Monthly
Assumed Closing Price	Value of	Interest	Total Return
of Reference Shares	Payment at	Payments
on Determination Date	Maturity	(Total)	$	%
Greater than: $13.92	$1,000.00	$155.00	$1,155.00	15.500%
$13.92	$1,000.00	$155.00	$1,155.00	15.500%
$12.53	$900.00	$155.00	$1,055.00	5.500%
$11.14	$800.00	$155.00	$955.00	-4.500%
$9.74	$700.00	$155.00	$855.00	-14.500%
$6.68	$600.00	$155.00	$755.00	-24.500%
$5.57	$500.00	$155.00	$655.00	-34.500%
$2.67	$400.00	$155.00	$555.00	-44.500%
$2.00	$300.00	$155.00	$455.00	-54.500%
$0.53	$200.00	$155.00	$355.00	-64.500%
$0.27	$100.00	$155.00	$255.00	-74.500%
$0.00	$0.00	$155.00	$155.00	-84.500%

Rowan Companies, Inc.

     The following examples illustrate the rate of return on the notes for a range of hypothetical Final Reference Levels on the Determination Date, assuming a hypothetical Initial Reference Level of 30.96 and a hypothetical Knock-In Level of 24.768. In these examples, the Knock-In Level Trigger never occurs during the life of the notes. In each example, the Redemption Amount is paid in cash.

		12 Monthly
Assumed Closing Price	Value of	Interest	Total Return
of Reference Shares	Payment at	Payments
on Determination Date	Maturity	(Total)	$	%
Greater than: $30.96	$1,000.00	$130.00	$1,130.00	13.0000%
$30.96	$1,000.00	$130.00	$1,130.00	13.0000%
$28.90	$1,000.00	$130.00	$1,130.00	13.0000%
$26.83	$1,000.00	$130.00	$1,130.00	13.0000%
$24.78	$1,000.00	$130.00	$1,130.00	13.0000%

     The following examples illustrate the rate of return on the notes for a range of hypothetical Final Reference Levels on the Determination Date, assuming a hypothetical Initial Reference Level of 30.96 and a hypothetical Knock-In Level of 24.768. In these examples, the Knock-In Level Trigger occurred at some point during the life of the notes.

		12 Monthly
Assumed Closing Price	Value of	Interest	Total Return
of Reference Shares	Payment at	Payments
on Determination Date	Maturity	(Total)	$	%
Greater than: $30.96	$1,000.00	$130.00	$1,130.00	13.000%
$30.96	$1,000.00	$130.00	$1,130.00	13.000%
$27.86	$900.00	$130.00	$1,030.00	3.000%
$24.77	$800.00	$130.00	$930.00	-7.000%
$21.67	$700.00	$130.00	$830.00	-17.000%
$14.86	$600.00	$130.00	$730.00	-27.000%
$12.38	$500.00	$130.00	$630.00	-37.000%
$5.94	$400.00	$130.00	$530.00	-47.000%
$4.46	$300.00	$130.00	$430.00	-57.000%
$1.19	$200.00	$130.00	$330.00	-67.000%
$0.59	$100.00	$130.00	$230.00	-77.000%
$0.00	$0.00	$130.00	$130.00	-87.000%
Rambus Inc.

     The following examples illustrate the rate of return on the notes for a range of hypothetical Final Reference Levels on the Determination Date, assuming a hypothetical Initial Reference Level of 18.66 and a hypothetical Knock-In Level of 14.928. In these examples, the Knock-In Level Trigger never occurs during the life of the notes. In each example, the Redemption Amount is paid in cash.

		12 Monthly
Assumed Closing Price	Value of	Interest	Total Return
of Reference Shares	Payment at	Payments
on Determination Date	Maturity	(Total)	$	%
Greater than: $18.66	$1,000.00	$235.00	$1,235.00	23.5000%
$18.66	$1,000.00	$235.00	$1,235.00	23.5000%
$17.42	$1,000.00	$235.00	$1,235.00	23.5000%
$16.17	$1,000.00	$235.00	$1,235.00	23.5000%
$14.94	$1,000.00	$235.00	$1,235.00	23.5000%

     The following examples illustrate the rate of return on the notes for a range of hypothetical Final Reference Levels on the Determination Date, assuming a hypothetical Initial Reference Level of 18.66 and a hypothetical Knock-In Level of 14.928. In these examples, the Knock-In Level Trigger occurred at some point during the life of the notes.

		12 Monthly
Assumed Closing Price	Value of	Interest	Total Return
of Reference Shares	Payment at	Payments
on Determination Date	Maturity	(Total)	$	%
Greater than: $18.66	$1,000.00	$235.00	$1,235.00	23.5000%
$18.66	$1,000.00	$235.00	$1,235.00	23.500%
$16.79	$900.00	$235.00	$1,135.00	13.500%
$14.93	$800.00	$235.00	$1,035.00	3.500%
$13.06	$700.00	$235.00	$935.00	-6.500%
$8.96	$600.00	$235.00	$835.00	-16.500%
$7.46	$500.00	$235.00	$735.00	-26.500%
$3.58	$400.00	$235.00	$635.00	-36.500%
$2.69	$300.00	$235.00	$535.00	-46.500%
$0.72	$200.00	$235.00	$435.00	-56.500%
$0.36	$100.00	$235.00	$335.00	-66.500%
$0.00	$0.00	$235.00	$235.00	-76.500%
The Reference Shares
General
     Unless otherwise stated, all information contained herein on the Reference Shares and on the issuer of the Reference Shares is derived from publicly available sources and is provided for informational purposes only.
     Each of the Reference Shares are registered under the Exchange Act. Companies with securities registered under the Exchange Act are required periodically to file certain financial and other information specified by the SEC. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, NE, Washington, DC 20549 and copies of such material can be obtained from the Public Reference Section of the SEC, 100 F Street, NE, Washington, DC 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling 1-800-SEC-0330. In addition, information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC’s website is http://www.sec.gov.
     According to its publicly available documents, Energy Conversion Devices, Inc. designs, develops and commercializes materials, products and production processes for the alternative energy generation, energy storage and information technology markets. It operates in three business segments: United Solar Ovonic, Ovonic Battery (which includes its joint venture, Cobasys LLC) and ECD (which includes its joint venture, Ovonyx, Inc.). Its United Solar Ovonic segment consists of its thin-film solar PV business. Energy Conversion Devices, Inc.’s Ovonic Battery segment designs, develops, manufactures and sells rechargeable NiMH batteries and battery materials internally and through third-party relationships (joint ventures and licenses). Its ECD segment consists of its Ovonyx joint venture, its production technology and machine building division, and its emerging technologies. Information provided to or filed with the SEC by Energy Conversion Devices, Inc. pursuant to the Exchange Act can be located on the SEC’s website by reference to SEC file number 001-08403.
     According to its publicly available documents, Palm, Inc., formerly palmOne, Inc is a provider of mobile computing solutions. It offers Treo smartphones, as well as handheld computers, add-ons and accessories. It distributes these products through a network of wireless carriers and retail and business distributors worldwide. Palm Inc. sells products in two product lines: Treo smartphones and Palm, Tungsten and LifeDrive handheld computers. Its product lines span the mobile computing device market. They provide a range of business productivity tools and entertainment applications designed for business professionals and enterprise users, as well as entry-level and digital media enthusiast consumers. Information provided to or filed with the SEC by Palm, Inc. pursuant to the Exchange Act can be located on the SEC’s website by reference to SEC file number 000-29597.
     According to its publicly available documents, Rowan Companies, Inc. is a provider of international and domestic contract drilling services. It also owns and operates a manufacturing division that produces equipment for the drilling, mining and timber industries. It provides contract drilling services utilizing a fleet of 20 self-elevating mobile offshore drilling platforms (jack-up rigs) and 17 land drilling rigs. Rowan’s drilling operations are conducted primarily in the Gulf of Mexico, the Middle East, the North Sea, offshore eastern Canada and in Texas, Louisiana and Oklahoma. Information provided to or filed with the SEC by the Rowan Companies, Inc. pursuant to the Exchange Act can be located on the SEC’s website by reference to SEC file number 001-05491.

     According to its publicly available documents, Rambus Inc. manufactures and licenses chip interface technologies. Its chip interface technologies are designed to improve the time-to-market and performance of its customers’ semiconductor and system products for computing, communications and consumer electronics applications. Rambus Inc. offers its customers two alternatives for using its chip interface technologies in their products. It licenses its portfolio of inventions to semiconductor and system companies, who use these inventions in the development and manufacture of their own products. The licensing agreements may cover the license of part, or all, of its portfolio. Rambus Inc. also develops its own and industry-standard chip interface products, which are offered to its customers under license for incorporation into their semiconductor and system products. It sells its chip interfaces and licenses to customers in the Far East, North America and Europe. Information provided to or filed with the SEC by Rambus Inc. pursuant to the Exchange Act can be located on the SEC’s website by reference to SEC file number 000-22339.
     In addition, information regarding the issuer of the Reference Shares may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We make no representation or warranty as to the accuracy or completeness of these reports.
     This pricing supplement relates only to the notes offered hereby and does not relate to the Reference Shares. We have derived all disclosures contained in this pricing supplement regarding the issuer of the Reference Shares from the publicly available documents described in the preceding paragraphs. Neither we nor the agent nor its affiliates have participated in the preparation of such documents or made any due diligence inquiry with respect to any of the issuer of the Reference Shares in connection with the offering of the notes. Neither we nor the agent nor its affiliates make any representation that such publicly available documents or any other publicly available information regarding any of the issuer of the Reference Shares are accurate or complete. Furthermore, we cannot give any assurance that all the events occurring prior to the date of this pricing supplement (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of any of the Reference Shares (and therefore the Initial Reference Level and the Knock-In Level and Redemption Amount) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning any of the issuer of the Reference Shares could affect the value you will receive on the Maturity Date with respect to the notes and therefore the market value of the notes. Neither we nor any of our affiliates have any obligation to disclose any information about any of the issuer of the Reference Shares after the date of this pricing supplement.
     Neither we nor any of our affiliates makes any representation to you as to the performance of the Reference Shares. As a prospective purchaser of notes, you should undertake such independent investigation of the issuer of the Reference Shares as in your judgment is appropriate to make an informed decision with respect to an investment in the Reference Shares.
     Historical Performance
     The Reference Shares are traded on the Relevant Exchange. The following tables set forth the published intra-day high, low and closing prices of each of the Reference Shares since December 31, 2003. We obtained the information in the tables below from Bloomberg without independent verification.

     Any historical upward or downward trend in the price of any of the Reference Shares during any period shown below is not an indication that the price of those Reference Shares is more or less likely to increase or decrease at any time during the term of the notes. You should not take the historical performance levels as an indication of future performance of any of the Reference Shares. We cannot assure you that the future performance of any of the Reference Shares will result in your receiving the face amount notes or more on the Maturity Date. The actual performance of any of the Reference Shares over the life of the notes may bear little relation to the historical levels shown below.
Energy Conversion Devices, Inc. (traded on NASDAQ under the symbol ENER)

Period	High	Low	Period End
2004
First Quarter	$9.790	$7.000	$9.790
Second Quarter	12.670	10.280	11.260
Third Quarter	14.470	9.960	13.260
Fourth Quarter	23.170	13.360	19.320
2005
First Quarter	$22.730	$16.340	$22.730
Second Quarter	25.900	16.580	22.380
Third Quarter	44.880	22.410	44.880
Fourth Quarter	45.750	29.270	40.750
2006
First Quarter	$57.080	$41.300	$49.180
Second Quarter	55.500	31.990	36.430
Third Quarter	38.870	29.500	37.040
Fourth Quarter	40.740	33.980	33.980
2007
First Quarter (through January 9)	$34.460	$32.500	$32.500
Palm, Inc. (traded on NASDAQ under the symbol PALM)

Period	High	Low	Period End
2004
First Quarter	$10.700	$4.805	$10.700
Second Quarter	17.385	7.965	17.385
Third Quarter	20.770	14.645	15.220
Fourth Quarter	22.300	13.475	15.775
2005
First Quarter	$15.560	$10.875	$12.690
Second Quarter	15.110	10.715	14.885
Third Quarter	18.130	13.595	14.165
Fourth Quarter	16.485	12.350	15.900
2006
First Quarter	$23.160	$16.525	$23.160
Second Quarter	24.000	16.100	16.100
Third Quarter	16.410	13.990	14.560
Fourth Quarter	16.530	13.580	14.090
2007
First Quarter (through January 9)	$14.760	$13.920	$13.920

Rowan Companies, Inc. (traded on NYSE under the symbol RDC)

Period	High	Low	Period End
2004
First Quarter	$24.670	$20.800	$21.090
Second Quarter	24.640	20.620	24.330
Third Quarter	27.050	21.870	26.400
Fourth Quarter	27.000	23.610	25.900
2005
First Quarter	$32.920	$24.830	$29.930
Second Quarter	30.840	25.040	29.710
Third Quarter	37.600	29.400	35.490
Fourth Quarter	38.880	29.530	35.640
2006
First Quarter	$45.530	$38.010	$43.960
Second Quarter	47.950	33.250	35.590
Third Quarter	36.690	30.470	31.630
Fourth Quarter	37.280	29.640	33.200
2007
First Quarter (through January 9)	$31.220	$30.440	$30.960
Rambus Inc. (traded on NASDAQ under the symbol RMBS)

Period	High	Low	Period End
2004
First Quarter	$35.200	$24.350	$28.020
Second Quarter	29.440	15.700	17.730
Third Quarter	17.860	12.690	15.690
Fourth Quarter	27.500	15.150	23.000
2005
First Quarter	$22.880	$13.120	$15.070
Second Quarter	15.670	13.330	13.380
Third Quarter	14.640	10.290	12.100
Fourth Quarter	17.730	10.820	16.190
2006
First Quarter	$39.810	$18.200	$39.340
Second Quarter	46.800	20.550	22.810
Third Quarter	24.330	10.260	17.440
Fourth Quarter	23.100	15.990	18.930
2007
First Quarter (through January 9)	$19.500	$18.660	$18.660

Supplemental information regarding taxation in the United States
   The amount of the stated interest rate on the note that constitutes interest on the Deposit (as defined in the accompanying product supplement no. 1) equals 5.32%, and the remaining amount of the stated Interest Rate constitutes Put Premium (as defined in the accompanying product supplement no. 1).
     Please refer to “Taxation in the United States” beginning on PS-16 of the accompanying product supplement no. 1.
Supplemental plan of distribution
     The notes are being purchased by IXIS Securities North America Inc. (the agent) as principal, pursuant to a terms agreement dated as of [●] between the agent and us. The agent has agreed to pay our out-of-pocket expenses in connection with the issuance of the notes.
     See “Supplemental plan of distribution” beginning on page PS-19 of the accompanying product supplement no. 1.